UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

(Name of Subject Company (Issuer))

Banco Santander, S.A.

(Names of Filing Persons (offerors))

Series B Shares, par value Ps.3.780782962*

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN Number of Class of Securities)

05969B103 (American Depositary Shares Representing Series B Shares)

(CUSIP Number of Class of Securities)

Banco Santander, S.A.

New York Branch

45 E. 53rd Street

New York, New York 10022

Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel

Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With copies to:

Michael J. Willisch, Esq.

Davis Polk & Wardwell LLP

Paseo de la Castellana, 41

Madrid, Spain 28046

Tel: +34 91 768 9600

*	Not for trading, but only in connection with the listing of the American Depositary Shares (“ADSs”) on The New York Stock Exchange LLC (NYSE). Each ADS represents five Series B Shares.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (the “Purchaser”) with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2023 (as amended and supplemented by Amendment No. 1, dated March 6, 2023, Amendment No. 2, dated April 10, 2023, Amendment No. 3 and as further amended or supplemented from time to time, the “Schedule TO”).

The Schedule TO relates to the offer by Purchaser to acquire all the issued and outstanding (i) Series B shares of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States (the “Company”), par value Ps.3.78078296 per share (the “Series B Shares”), and (ii) American Depositary Shares (each of which represents five Series B Shares) of the Company (the “ADSs,” and together with the Series B Shares, the “Shares”), in each case other than any Series B Shares or ADSs owned directly or indirectly by Purchaser, for Ps.24.52 in cash per Series B Share, or the U.S. dollar equivalent of Ps.122.6 in cash per ADS, without interest, upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated February 7, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Acceptance for B Shares and ADS Letter of Transmittal (as both defined in the Offer to Purchase), copies of which are attached to the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information contained in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“At 5:00 p.m., New York City time, on April 10, 2023 the initial offer period of the U.S. Offer expired. The Purchaser has accepted for payment a total of 244,306,313 Series B Shares (including 152,639,655 Series B Shares represented by ADSs), representing in the aggregate approximately 95.71% of the total number of Series B Shares (including Series B Shares represented by ADSs) to which the Offers were addressed and approximately 3.60% of the Company’s share capital. These amounts include 169,855 Series B Shares represented by ADSs validly tendered via notice of guaranteed delivery. Purchaser expects to pay for all validly tendered and not withdrawn Series B Shares and ADSs on April 13, 2023 at a purchase price of Ps.24.52 in cash per Series B Share, and U.S.$6.6876 in cash per ADS (i.e., the U.S. dollar equivalent of Ps.122.6 based on the U.S.$/Ps. exchange rate on April 10, 2023 as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank (Banco de México)). After giving effect to the acquisition of a total of 244,306,313 Series B Shares (including 152,639,655 Series B Shares represented by ADSs), Purchaser’s shareholding in the Company will increase from approximately 96.2% to approximately 99.8% of the Company’s share capital.

On April 13, 2023, the Company is notifying the NYSE of its determination to withdraw the ADSs from listing on the NYSE and to withdraw the registration of the ADSs and the Series B Shares under Section 12(b) of the Exchange Act. A Form 25 will be filed with the SEC on or about April 24, 2023 to effect the delisting and withdrawal from registration under Section 12(b) of the Exchange Act. The Form 25 is expected to become effective 10 days after it is filed, unless it is withdrawn or the SEC postpones its effectiveness, at which point the ADSs will no longer trade on the NYSE. The last day of trading on the NYSE is expected to be May 4, 2023. The Company intends to file a Form 15 with the SEC to deregister with the SEC and terminate the Company’s U.S. reporting obligations once the Company confirms that the applicable conditions to do so are met.

Additionally, on April 13, 2023, the Company is directing the Depositary to effect the Deposit Agreement Termination. Upon receipt of such instruction, the Depositary will terminate the Deposit Agreement by distributing a notice of such termination to the holders of all ADSs outstanding fixing the Deposit Agreement Termination Date (i.e., a date for such termination at least thirty (30) days after the date of the notice).

Pursuant to the Mexican Securities Market Law, Purchaser and the Company will incorporate the Repurchase Trust on the date of the cancellation of the registration of the Company’s Series B Shares with the Mexican

National Securities Registry of the CNBV. Holders of Series B Shares that remain outstanding following completion of the Offers will have the right, but not the obligation, to sell their Series B Shares to the Repurchase Trust at any time during a period of six (6) months from the date the Repurchase Trust is incorporated for the same cash consideration that they would have received during the Mexican Offer in respect of their Series B Shares. The Statutory Sell-out procedure will be treated as a six-month subsequent offering period to the U.S. Offer pursuant to Rule 14d-11 of the Exchange Act. Under Mexican law and regulations, the Statutory Sell-out will not be treated as a tender offer in Mexico or a subsequent offering period of the Mexican Offer.

The press release issued by Purchaser dated April 13, 2023 is attached as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby supplemented by adding the following exhibit:

(a)(5)(iv)	Press Release Issued by the Purchaser, dated April 13, 2023 (incorporated by reference to Purchaser’s Form 6-K dated April 13, 2023 (accession number 0000950103-23-005702)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 13, 2023	BANCO SANTANDER, S.A.

	By:	/s/ Javier Illescas
Name: Javier Illescas
Title: Group Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated February 7, 2023.
(a)(1)(ii)*	Form of Acceptance for Series B Shares.
(a)(1)(iii)*	Form of ADS Letter of Transmittal.
(a)(1)(iv)*	Form of Notice of Guaranteed Delivery.
(a)(1)(v)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).
(a)(1)(vi)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).
(a)(1)(vii*)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).
(a)(1)(viii)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).
(a)(1)(ix)*	Form of Withdrawal Letter for ADSs.
(a)(1)(x)*	Form of Withdrawal Letter for Series B Shares.
(a)(1)(xi)*	Summary Advertisement as published in the Wall Street Journal on February 7, 2023.
(a)(5)(i)	Report of Relevant Information Issued by the Purchaser, dated October 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 21, 2022).
(a)(5)(ii)	Press Release Issued by the Purchaser, dated March 1, 2023 (incorporated by reference to Purchaser’s Form 6-K dated March 1, 2023 (accession number 0000950103-23-003400)).
(a)(5)(iii)	Press Release Issued by the Purchaser, dated April 10, 2023 (incorporated by reference to Purchaser’s Form 6-K dated April 10, 2023 (accession number 0000950103-23-005584)).
(a)(5)(iv)	Press Release Issued by the Purchaser, dated April 13, 2023 (incorporated by reference to Purchaser’s Form 6-K dated April 13, 2023 (accession number 0000950103-23-005702)).
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing fee table.

* Previously filed.

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